UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for September 8, 2014

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Audited financial results for the year ended 30 June 2014

Sasol Limited
(incorporated in the Republic of South Africa)
Company registration number: 1979/003231/06, incorporated in the Republic of South Africa

JSE
Sasol Ordinary shares:
Share code: SOL
ISIN: ZAE000006896

NYSE
Sasol Ordinary shares:
Share code: SSL
ISIN: US8038663006

Sasol BEE Ordinary shares
Share code: SOLBE1
ISIN: ZAE000151817

("Sasol" or "the Company")
Audited financial results
for the year ended 30 June 2014

Salient features
- Synfuels production volumes of 7,6 million tons - highest in a decade
- ORYX GTL plant achieved an average utilisation rate of 97%
- Normalised cash fixed costs - 1,8% below SA PPI
- Headline earnings per share up by 14% to a record R60,16
- Total dividend of R21,50 per share, up by 13%
- Total skills development and socioeconomic spend of R1,4 billion
- Business performance enhancement programme to deliver increased annual savings of at least R4 billion by 2016
- Capital expenditure of R39,5 billion - 57% invested in South Africa

Sasol is an international integrated energy and chemicals company that leverages the talent and expertise of our more than 33 000 people working in 37 countries. We develop and commercialise technologies, and build and operate world-scale facilities to produce a range of high-value product streams, including liquid fuels, chemicals and low-carbon electricity.

Segment report
for the year ended 30 June

Turnover R million				Operating profit/(loss) after remeasurement items R million		
2012(1)	2013(1)	2014	Business unit analysis	2014	2013(1)	2012(1)
133 100	145 954	171 782	South African energy cluster	41 147	36 616	28 645
10 672	12 324	14 134	Mining	2 453	2 214	2 287
6 778	8 081	9 355	Gas	4 175	3 919	2 840
48 791	58 275	67 654	Synfuels	32 988	28 624	22 095
66 859	67 274	80 639	Oil	1 531	1 859	1 425
-	-	-	Other	-	-	(2)
3 913	4 515	5 933	International energy cluster	(6 916)	(2 877)	(2 773)
802	881	725	Synfuels International	(935)	(991)	(837)
3 111	3 634	5 208	Petroleum International	(5 981)	(1 886)	(1 936)
89 165	98 943	119 997	Chemical cluster	8 407	3 022	4 522
15 922	17 759	21 145	Polymers	(767)	(1 506)	(1 020)
18 504	20 728	18 306	Solvents	200	825	1 381
37 698	41 278	56 071	Olefins & Surfactants	5 336	3 580	3 193
17 041	19 178	24 475	Other chemical businesses	3 638	123	968
117	368	1 063	Other businesses	(964)	2 018	1 355
226 295	249 780	298 775		41 674	38 779	31 749
(67 181)	(79 889)	(96 092)	Intersegmental turnover			
159 114	169 891	202 683				

1 Restated to reflect the adoption of the consolidation suite of accounting standards. Refer to the basis of preparation for additional information.

Overview

A new era for Sasol

President and Chief Executive Officer, David E Constable says:
"Underpinned by a solid operational performance, ongoing business improvements, and strengthened stakeholder relations, Sasol has outperformed our previous best efforts.

The all-encompassing changes we have introduced in the last three years, have set the scene for us to deliver on our strategy as a more efficient, effective and competitive organisation. The benefits of the detailed work we have done to reposition, restructure and re-energise the company are already evident in our performance, and in the commitment of our people.

Over the last three years, the compounded annual growth rate of headline earnings per share increased by 21%, and dividends by 18%. This outstanding performance sets the platform for what is the beginning of a new era for the group.

In this new era, our focus will be on becoming a leading monetiser of natural resources, and a trusted partner to countries seeking to add value to their hydrocarbon reserves."

Financial results overview*

Earnings attributable to shareholders for the year ended 30 June 2014 increased by 13% to R29,6 billion. Headline earnings per share increased by 14% to R60,16 and earnings per share increased by 12% to R48,57, over the same period.

Sasol recorded an operating profit, after remeasurement items, of R41,7 billion for the year, up 7%, excluding our share of profits of equity accounted joint ventures and associates of R4,1 billion, which includes our ORYX GTL plant. This achievement was on the back of an overall improved operational performance. Operating profit was boosted by a 17% weaker average rand/US dollar exchange rate (R10,39/US$ at 30 June 2014 compared with R8,85/US$ at 30 June 2013), and a progressive improvement in chemical prices, while the average Brent crude oil price (average dated Brent was US$109,40/barrel at 30 June 2014 compared with US$108,66/barrel at 30 June 2013) remained flat. Our share price increased by 47% over the financial year closing at R632,36. This however resulted in a substantial year on year increase in the provision for long-term employee share based incentives of R3,6 billion.

Earnings attributable to shareholders in the current year were negatively impacted by remeasurement items** totalling R7,6 billion (30 June 2013 - R6,5 billion). These items relate primarily to the R5,3 billion (CAD540 million) impairment of our Canadian shale gas assets, and the R466 million (EUR32 million) partial impairment and final loss on disposal of R966 million (EUR67 million) of our Solvents Germany assets.

* All comparisons refer to the prior year comparative period, as restated for the adoption of the new consolidation suite of accounting standards unless otherwise stated (refer to the basis of preparation and accounting policies section of this announcement for details thereon). The 2011 and 2010 financial years have not been restated for the adoption of the new consolidation suite of accounting standards.
** Remeasurement items include our equity accounted joint ventures.

Sasol Synfuels delivered excellent production volumes of 7,6 million tons (mt) (30 June 2013 - 7,4 mt), an increase of 2% compared to the prior year. This performance, a record for the past decade, was achieved despite a planned total and phase shutdown of the east factory in September 2013. Normalised Synfuels production increased by 4% on a comparable basis.

Production performance at our ORYX gas-to-liquids (GTL) plant, which achieved an average utilisation rate of 97%, also exceeded plan.

In our European chemical businesses, we continued to optimise our production volumes and margins, in light of the slower than expected recovery of the

European market. Our Sasol Olefins and Surfactants business delivered improved operating results and benefited from low feedstock prices in the US. Sasol Polymers is returning to profitability mainly as a result of the commissioning of our Ethylene Purification Unit 5 (EPU5) during the year, coupled with the effect of our business turnaround plan.

Normalised cash fixed costs increased by only 5,5%, 1,8% below the South African producers' price index (SA PPI) of 7,3% for the year. This was achieved despite a challenging South African cost environment in respect of labour, maintenance and electricity costs. A key area of management focus is our business performance enhancement programme, where we have made significant progress in reducing the cost base sustainably. The programme realised actual benefits of R469 million for the financial year, R700 million on an annualised basis.

The change in the effective tax rate from 31,7% to 32,6% resulted primarily from the impact of the Canada impairment, the reduction of the Wax fine imposed by the European Commission in 2009, as well as the Polymers fine incurred during the financial year.

Cash flow generated from operations increased by 26% to R65,5 billion compared with R51,9 billion in the prior year. This includes an increase in working capital of R2,1 billion, mainly as a result of price effects due to higher commodity prices and the weaker exchange rate. Capital spend for the year amounted to R39,5 billion.

Taking into account the ongoing strength of our financial position, current capital investment plans, as well as our progressive dividend policy, the Sasol board of directors has declared a record final dividend of R13,50 per share. This approach remains in line with our commitment to consistently return sustainable value to shareholders.

Acting Chief Financial Officer, Paul Victor says:
"These outstanding final results are due to an excellent underlying operational performance, coupled with a continued focus on cost control. Despite the impact of increased non-cash charges, we continue to deliver growth in earnings. Our cash flow generation remains robust, which together with our under-geared balance sheet, allows us to increase dividends in line with our progressive dividend policy. At the same time we are able to invest in new growth projects in Southern Africa and North America. As this new era for Sasol evolves, we are well placed to continue delivering value to our shareholders."

Business performance enhancement programme delivering results

We continue to implement our group-wide business performance enhancement programme, to restructure and reposition Sasol for a new era.

The process of designing and filling our new senior leadership structures has been completed. This process has resulted in almost 200 voluntary separations and early retirements having been agreed by the end of 2014. Our new operating model, organised along the value chain was rolled out on 1 July 2014. We are making steady progress with the implementation of the related legal and corporate structures, including more effective and efficient decision-making and governance frameworks and enterprise resource planning systems.

We are confident that the programme will deliver sustainable cost savings, compared to a 2013 base, of at least R4 billion per year from 2016 onwards, and that our cash fixed costs will follow SA PPI thereafter. Implementation costs for the programme amounted to R1,3 billion during 2014, and are expected to increase to approximately R2,1 billion for 2015. Actual cost savings achieved during 2014 amounted to R469 million (R700 million annualised), as a result of voluntary employee severances and reduced external spend. We expect cost savings of approximately R1,5 billion for 2015 (R2,2 billion annualised).

As we implement this group-wide programme, we are maintaining a key focus on safety, compliance and operational stability to allow us to continue to deliver on our operational and financial performance targets.

Advancing projects to enable future growth

We are encouraged by the headway we are making in delivering on our project pipeline:

- Focusing on our foundation businesses:

  - The R14,2 billion Sasol Synfuels growth programme is nearing completion, with beneficial operation expected to be reached in December 2014. This will allow additional natural gas to be fed into the facility, enabling higher volumes of fuels and chemical feedstock to be produced, as well as increased electricity generation. Many of the benefits are already evidenced by the increased production performance.

  - The development of the Impumelelo and Shondoni collieries, which are part of Sasol Mining's R14 billion mine replacement programme, continue to progress steadily. Despite some schedule delays being experienced, we still expect Impumelelo and Shondoni collieries to reach beneficial operation during mid and late calendar year 2015 respectively, within budget.

  - The expansion of our FT wax facility in Sasolburg is progressing well with the commissioning of the new slurry bed reactor, which is critically important for the capacity expansion, expected to take place during the fourth quarter of the 2014 calendar year. Commissioning of phase 2 of the project is on track to take place during the second half of the 2016 calendar year. The total project cost for both phases remains unchanged at R13,6 billion.

  - Our R1,3 billion C3 stabilisation project, which will improve the extraction of propylene to produce higher-value chemicals, achieved beneficial operation during June 2014. The project was completed on time and within budget.

  - We continued to advance the development of our 49% share of the US$246 million 175 megawatt gas-fired power generation plant in Mozambique, in partnership with the country's state-owned power utility, Electricidade de Moçambique at Ressano Garcia (EDM). All 18 gas engines are already on site and construction activities are well advanced with pre-commissioning activities underway. Beneficial operation and ramp up to full capacity is planned for the second half of the 2014 calendar year. The project is expected to be on schedule and within budget.

  - The construction of a R2 billion loopline on the Mozambique to Secunda gas pipeline is progressing well. Beneficial operation is expected during the second half of the 2014 calendar year, and the project is expected to be completed within budget.

- Looking at our growth projects:

  - On 7 August 2014, Sasol and INEOS Olefins & Polymers USA successfully concluded a toll manufacturing joint venture, Gemini HDPE LLC. Construction of the 470 kilotons per annum high density polyethylene plant has now commenced. Plant start-up is expected towards the end of the 2016 calendar year.

  - The front-end engineering and design (FEED) work for our world-scale chemical complex in Westlake, Louisiana is nearing completion. The economics of the complex, consisting of a world-scale 1,5 million tons per annum ethane cracker and six ethylene derivative units, remain robust. We have secured sufficient ethane transportation capacity on various pipeline systems as well as term-based ethane supply agreements. The air, water and wetlands permits for the ethane cracker and derivatives complex and the US gas-to-liquids (GTL) and chemical value adds facility have been issued without any challenge or objections, supporting the positive view being taken by stakeholders on this project. We are making good progress on the financing and are still on track to take a final investment decision before the end of this calendar year.

Our well-defined contracting strategy mixes fixed price and reimbursable contracts. This will limit undue cost contingencies and the related risk. The capital cost for the chemical complex includes extraordinary costs incurred to acquire additional land for the construction of the project and establish our Lake Charles Chemical Complex as an integrated multi-asset site similar to our Secunda site. This land and enabling infrastructure will facilitate and enable future growth in the region and benefit our Lake Charles site for decades to come.

- Working alongside Technip, we are progressing with the FEED phase of our planned US GTL and chemicals value-adds facility. This facility, which is to be located adjacent to the ethane cracker and downstream derivatives complex in Westlake, Louisiana, will produce at least a nominal 96 000 barrels per day of product, with the potential to produce up to 10% more. The final investment decision on the GTL facility is expected to follow within 24 months of that of the US ethane cracker and derivatives complex, taking into consideration significant progress made with the execution of the cracker project, prevailing market conditions, as well as the impact on Sasol's gearing and progressive dividend policy.

- In Nigeria, the Escravos GTL project achieved the start of beneficial operation during June 2014. Start-up activities have continued as scheduled and the facility will be ramped up to full capacity by the end of the 2014 calendar year.

- In Mozambique, a joint pre-feasibility study for a large-scale GTL plant, which will be based on gas from the Rovuma Basin in Northern Mozambique, is underway. The study, which is being conducted in conjunction with Mozambique's national oil company, Empresa Nacional de Hidrocarbonetos (ENH) and Italian multinational, Eni S.p.A. (Eni), will assess the viability and benefits of such a plant in the region.

- Turning to our upstream activities:

- The full field development plan for the Production Sharing Agreement (PSA) is on track to be submitted to the Mozambican authorities by the February 2015 deadline.

- In support of our upstream growth aspirations we are currently evaluating opportunities to diversify and expand our portfolios. On 4 June 2014, we signed a conditional agreement with Eni for exploration right permit 236 (ER236) to explore for hydrocarbons in South Africa's Durban and Zululand Basins, offshore KwaZulu-Natal. Completion of the agreement is subject to the fulfilment of outstanding conditions precedent, which is expected to be during 2015.

- In Block 3A/4A in the offshore Orange Basin along South Africa's west coast, we are concluding a joint evaluation with PetroSA on converting the technical co-operation permit into an exploration right.

- Offshore Gabon, we are maturing and developing additional proven reserves to maintain and potentially boost production in the non-operated Etame Marin Permit. The development of the Etame expansion project and the South East Etame and North Tchibala project are on track for beneficial operation in the 2015 calendar year.

- Our investments in the Montney region in Canada continue to provide a strategic resource and gas price hedge for our North American GTL downstream plans. With our new partner, Progress Energy, we are continuing to develop the gas reserve. Development activities will increase once we see a sustainable increase in North American gas prices.

- In Australia, together with our partners, we are completing a partial farm-out to Shell in the exploration licence AC/P52, resulting in Sasol retaining a 30% interest. We also concluded a conditional farm-in agreement for 35% with Origin Energy Limited (also: 35%) from Falcon Oil and Gas Australia Limited (remaining: 30%) for three onshore exploration permits in the highly prospective Beetaloo Basin in the Northern Territory.

Excellent operational performance with costs controlled

South African energy cluster

Sasol Mining - increased production, improved cost performance

Operating profit increased by 11% to R2 453 million compared to the prior year. Production volumes increased by 3,5% compared to those of the prior year. The improved operating profit was supported by higher export volumes, increased sales prices to Sasol Synfuels, as well as the weaker rand/US dollar exchange rate. Sasol Mining's normalised mining unit cost from its operations increased by 7% compared with the prior year.

Sasol Gas - increased volumes

Operating profit increased by 7% to R4 175 million compared to the prior year mainly as a result of higher sales volumes and a gain of R453 million recognised on the disposal of our investment in Spring Lights Gas. Effective 26 March 2014, the National Energy Regulator of South Africa commenced regulating the transmission tariffs and maximum prices of Sasol Gas. The majority of our customers have signed new agreements.

Sasol Synfuels - record production performance since Clean Fuels I

Sasol Synfuels' operating profit increased by 15% to R32 988 million compared to the prior year primarily due to increased production volumes and a weaker average rand/US dollar exchange rate. Production volumes of 7,6 mt (30 June 2013 - 7,4 mt), is an improvement of 2% compared to the prior year. This performance, a record for the past decade, was achieved despite a planned total and phase shutdown of the east factory in September 2013. Normalised production increased by 4% on a comparable basis. Cash unit costs increased by 10,6% compared to the prior year due to higher feedstock prices, maintenance and energy costs.

Sasol Oil - higher volumes, lower refining margins

Operating profit of R1 531 million was 18% lower than the prior year, primarily due to lower refining margins. Compared to the prior year, sales and production volumes were respectively 4,8% and 6,8% higher. Sales volumes increased due to higher demand from the export, aviation and commercial markets. Production volumes were higher in 2014 primarily due to the extended shutdown of Natref in the prior financial year. Normalised production volumes for Natref increased by 2% compared to the prior year.

International energy cluster

Sasol Synfuels International (SSI) - ORYX GTL excels in performance

SSI's profit from operations, joint ventures and associates increased by 74% to R2 761 million compared to the prior year operating profit of R1 586 million.

Our share of income from the ORYX GTL joint venture increased by 52% to R4 028 million compared to the prior year. This was due to the record average utilisation rate of 97% for the financial year as well as the weaker rand/US dollar exchange rate. The plant has now maintained a recordable case rate (RCR) of zero for three consecutive years.

Sasol Petroleum International (SPI) - Volume growth in Africa, however, Canadian asset remains under pressure

SPI recorded an operating loss of R5 981 million compared to an operating loss of R1 886 million in the prior year. Excluding Canada, SPI achieved an operating profit of R1 022 million for the year compared to an operating loss of R71 million in the prior year, mostly due to a 9% improvement in production from our Mozambique and Gabon assets.

Our Canadian shale gas asset in Montney incurred an operating loss of R7 billion, including an impairment of R5,3 billion (CAD540 million) and depreciation of R1,9 billion (CAD201 million) for the year. The impairment at 31 December 2013 was mainly due to the decline in gas prices in North America and the drop in valuation of recent market transactions for similar assets in the Montney region. In conjunction with our joint venture partner, Progress Energy, we currently have two drilling rigs in operation. Our focus during the 2014 financial year was to progressively develop the asset by drilling a number of key appraisal wells and reduce our spend on drilling and completion costs. Drilling activities will increase once we see an improvement in the gas prices.

Chemical cluster

Sasol Polymers - returning to profitability

Sasol Polymers recorded an operating loss of R767 million, an improvement from the operating loss of R1 506 million in the prior year. The operating loss includes penalties of R534 million relating to the South African Competition Tribunal fine, as well as a final loss on disposal of our Arya Sasol Polymer Company (ASPC) business in Iran of R198 million. Excluding these once off items of R732 million, the Polymers business was close to break even. Main contributors to the improved results were progressive increases in dollar based sales prices, an increase in sales volumes of 5% and an increase in production volumes of 12%. The increased volumes are due to improved plant efficiencies, as well as plant stability benefits derived from the commissioning of EPU5 in October 2013. Total sales volumes have improved by 10,6% since 2012.

Sasol Solvents - improved margins

Operating profit decreased by 76% to R200 million compared to the prior year. The financial performance was negatively impacted by the partial impairment of R466 million (EUR32 million) of our Solvents Germany assets as well as a loss on disposal of these assets of R966 million (EUR67 million). After adjusting for the sale of assets, operating profit increased by 54%, mainly as a result of an increase in margins following the weaker rand against the US dollar.

Sasol Olefins & Surfactants (Sasol O&S) - consistently delivering strong earnings

Operating profit increased by 49% to R5 336 million compared to the prior year, underpinned by consistent and reliable operational delivery supported by the weaker rand/euro exchange rate. Our US operations continue to benefit from the low US ethane price, whilst our European operations are still under pressure due to softer demand, coupled with continued high petrochemical feedstock prices.

Other chemical businesses - substantial reduction in Sasol Wax fine, challenging market conditions for Sasol Nitro

Our other chemical businesses recorded an operating profit of R3 638 million compared to an operating profit of R123 million in the prior year. The significant increase in the operating profit of our Sasol Wax business is due to a payment of R2,5 billion (EUR168,2 million) received from the European Commission, based on a favourable judgement by the European General Court. The Court has reduced a 2009 fine paid by Sasol to the European Commission from EUR318,2 million to EUR150 million. This decision can still be appealed by the European Commission.

Sasol Infrachem's operating profit of R1 165 million was negatively affected by softer global ammonia prices, coupled with lower production volumes. The Sasol Nitro business incurred an operating loss of R332 million for the year. While sales volumes increased slightly, the explosives and fertiliser businesses faced challenging trading and market conditions, characterised by prolonged industrial action in the platinum mining sector and depressed international nitrogen fertiliser prices.

Maintaining our focus on sustainable value creation

We continued to deliver on our broader sustainability and community contributions during the period:

- Tragically during the year, the group experienced five fatalities, primarily related to equipment and machinery, personnel travel and severe weather conditions. Our safety incident RCR for employees and service providers, including injuries and illnesses was 0,42 at 30 June 2014. With the implementation of the new operating model, a review of our safety performance baseline was also undertaken and further details on the process and findings will be included in our 2014 Sustainable Development Report. Safety remains a top priority and focus area for Sasol.

- During the year we spent R1,4 billion on skills and socioeconomic development, which includes Ikusasa, bursaries, learnerships and artisan training programmes.

- Our Ikusasa programme is progressing well. Four areas are being focused on, namely education, health and wellbeing, infrastructure, and safety and security in the Secunda and Sasolburg regions. As part of our commitment to the communities in which we operate, we invested R98 million in Secunda and R88 million in Sasolburg during the year, with a further R200 million per annum planned for 2015 and 2016. The Ikusasa investment totals R800 million over four years.

- During the year, we intensified our efforts to improve our energy efficiency management and operating practices. This resulted in our energy intensity index (energy use per ton of production) for our South African operations improving by 3%, on top of the 6% improvement in the previous year.

- Our external water conservation partnership, Project Boloka Metsi Phase 2, in the Emfuleni municipality continued to yield remarkable results. In the past year 4,76 million cubic metres of water, with an economic value of approximately R26 million has been saved. Over the two year period, a total of 114 000 households and 94 schools have been visited to repair multiple leaks. This improvement equates to the equivalent use of 16 000 households over a year, or 22% of Sasol Sasolburg's annual raw water needs.

- As environmental legislation in South Africa continues to evolve, specifically on air quality, waste, water and climate change issues, Sasol proactively engages with our various stakeholders to ensure workable and sustainable solutions, which will balance critical business and developmental imperatives with societal needs. To this end, Sasol and other industry and non-governmental organisations collaborated on a Department of Environmental Affairs' (DEA) study aimed at determining greenhouse gas mitigation potential in South Africa. This study provides the basis for the determination of sector and company specific emission budgets.

- Sasol also provided detailed inputs to National Treasury on the carbon tax design policy. During the 2014 budget review speech, National Treasury indicated that the implementation of the tax has been postponed to 2016 and that emission budgets, as proposed by the DEA, and the carbon tax would be integrated, representing a step forward in the development of a holistic carbon mitigation approach for South Africa.

- To ensure our ongoing compliance with updated air quality requirements in South Africa, Sasol is engaging with the relevant authorities and using available regulatory mechanisms, such as the postponement application process. As required by the Air Quality Act, registration certificates were successfully and timeously transitioned to Atmospheric Emission Licences. In addition we are exploring alternative avenues that will yield tangible and sustainable improvements in ambient air quality.

- During the year we paid R35,8 billion in direct and indirect taxes to the South African government. Sasol remains one of the largest corporate taxpayers in South Africa, contributing significantly to the country's economy.

Competition law compliance

We continue to evaluate and enhance our compliance programmes and controls in general, and our competition law compliance programme and controls, in particular. As a consequence of these programmes and controls, including monitoring and review activities, we have also adopted appropriate remedial and/or mitigating steps, and made disclosures on material findings, as and when appropriate.

The South African Competition Commission (Commission) is conducting investigations into several industries in which Sasol operates, including the petroleum and polymer industries and has initiated a market inquiry in the South African LPG market. We continue to cooperate with the Commission in these investigations. To the extent appropriate, further announcements will be made in future.

On 5 June 2014, the South African Competition Tribunal released its decision relating to Sasol Polymers' pricing of propylene and polypropylene. This matter was initiated at the end of 2007, when the Commission commenced its investigation into the South African monomers and polymers industries. The Commission's complaint was referred to the Competition Tribunal in 2010, contending that Sasol Polymers had, between January 2004 and December 2007, charged excessive prices for propylene and polypropylene supplied into the South African market. The matter was ultimately heard by the Tribunal at the end of last year. In its decision, the Tribunal found against Sasol Polymers in relation to the pricing of both propylene and polypropylene, for the period in question. In respect of propylene, the Tribunal imposed an administrative penalty of R205,2 million. In respect of polypropylene, the penalty amounts to R328,8 million. In addition, the Tribunal also ordered revised future pricing of propylene and polypropylene. Sasol has appealed this decision.

In October 2008, the European Commission imposed a fine of EUR318,2 million on several Sasol group companies, relating to Sasol Wax's involvement in the European paraffin wax cartel. The fine was paid in full in January 2009. Sasol viewed the fine as excessive and, in December 2008, applied to the European General Court in Luxemburg for a reduction of the fine. On 11 July 2014, the European General Court reduced the fine by an amount of EUR168,2 million (R2,5 billion) to EUR150 million. The European Commission has the right to appeal the decision.

Robust cash generation and ungeared balance sheet

The deleveraged balance sheet reflected an ungeared position of 6,3% at 30 June 2014 compared to the ungeared position of 1,1% at 30 June 2013. The low gearing is supported by continued healthy cash flow generation from across the group. This low level of gearing is expected to be maintained in the short-term, but is likely to return to our targeted range of 20% to 40% in the medium-term, taking into account our growth programme as well as our progressive dividend policy.

Profit outlook+ - solid production performance and cost reductions to continue

South Africa's economic outlook remains challenging as the country is still recovering from a five-month long strike in the platinum sector, with business and consumer confidence levels remaining low. While our oil price and exchange rate views are largely unchanged, there is an increased risk that global geo-political tensions and the start of the interest rate normalisation cycle in key global economies could see higher financial market volatility. This could impact both the rand exchange rate and oil price assumptions, both of which remain some of the biggest external factors impacting our profitability. We continue to focus on factors within our control: volume growth, margin improvement and cost reduction. The current volatility and uncertainty of global markets and geo-political activities makes it difficult to be more precise in this outlook statement.

We expect an overall solid production performance for the 2015 financial year with the following guidance:

- Sasol Synfuels' volumes are expected to be between 7,5 and 7,6 million tons;

- Taking into account the statutory shutdown, the average utilisation rate at ORYX GTL in Qatar is expected to be about 85% of nameplate capacity;

- Our shale gas venture in Canada will maintain stable production compared to the prior year. At present, we are optimising drilling activities, as ramp-up remains dependent on sustained natural gas price increases. Our Canadian investment, however, remains under pressure;

- We expect normalised cash fixed costs to follow SA PPI. Our 2015 cost increase may be under pressure due to higher than expected electricity price increases; and

- Capital expenditure expectations are R50 billion for 2015 and R65 billion in 2016, as we progress with the execution of our growth plan and strategy.

+ In accordance with standard practice, it is noted that this information has not been reviewed and reported on by the company's auditors.

Acquisitions and disposals of businesses

On 2 July 2013, Sasol Gas disposed of its 49% share in Spring Lights Gas for a purchase consideration of R474 million, realising a profit on disposal of

R453 million.

On 16 August 2013, we disposed of our 50% interest in ASPC for a purchase consideration of R3 606 million (US$365 million). A final loss of R198 million was recognised on the disposal of the investment. All outstanding amounts in respect of the purchase consideration have been received in full. As a result of the transaction, Sasol has no ongoing investments in Iran.

In September 2013, Sasol acquired the remaining 60% shareholding in Wesco China, for a purchase consideration of R519 million (US$52 million), resulting in a fair value gain of R110 million on the acquisition.

At 31 December 2013 we impaired our Solvents Germany GmbH assets by R466 million (EUR32 million) based on a decision to dispose of the affected assets. This disposal was completed on 31 May 2014 when merger control approval was obtained for the transaction, with a loss of R966 million (EUR67 million) recognised on the disposal in addition to the impairment.

Subsequent events

On 31 July 2014, Sasol obtained approval from the South African Competition Commission for the disposal of its air separation unit in Sasolburg to Air Products South Africa for a purchase consideration of R475 million. As a result of this transaction, Sasol will enter into a long-term supply agreement with Air Products South Africa for the site's gaseous products requirements.

Change in directors

Mrs TH Nyasulu retired as chairman and non-executive director of Sasol with effect from 22 November 2013. On 22 November 2013, Dr MSV Gantsho was appointed as the independent chairman of Sasol. Mr B Nqwababa was appointed as an independent non-executive director of Sasol and a member of the audit committee with effect from 5 December 2013.

Declaration of cash dividend number 70

A final gross cash dividend of South African 1350,00 cents per ordinary share (30 June 2013 - 1330,00 cents per share) has been declared for the year ended 30 June 2014. The final cash dividend is payable on the ordinary shares and the Sasol BEE ordinary shares. The dividend has been declared out of retained earnings (income reserves). The South African dividend withholding tax rate is 15% and no credits in terms of secondary tax on companies have been utilised. At the declaration date, there are 650 650 766 Sasol ordinary, 25 547 081 Sasol preferred ordinary and 2 838 565 Sasol BEE ordinary shares in issue. The net dividend amount payable to shareholders, who are not exempt from the dividend withholding tax, is 1147,50 cents per share, while the dividend amount payable to shareholders who are exempt from dividend withholding tax is 1350,00 cents per share.

The salient dates for holders of ordinary shares and BEE ordinary shares are:

Declaration date	Monday, 8 September 2014
Last day for trading to qualify for and participate in the final dividend (cum dividend)	Friday, 3 October 2014
Trading ex dividend commences	Monday, 6 October 2014
Record date	Friday, 10 October 2014
Dividend payment date	Monday, 13 October 2014

The salient dates for holders of our American Depository Receipts are(1):

Ex dividend on New York Stock Exchange (NYSE)	Wednesday, 8 October 2014
Record date	Friday, 10 October 2014
Approximate date of currency conversion	Tuesday, 14 October 2014
Approximate dividend payment date	Friday, 24 October 2014

1 All dates are approximate as the NYSE sets the record date after receipt of the dividend declaration.

On Monday, 13 October 2014, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who hold dematerialised shares will have their accounts held by their CSDP or broker credited on Monday, 13 October 2014.

Share certificates may not be dematerialised or re-materialised between Monday, 6 October 2014 and Friday, 10 October 2014, both days inclusive.

On behalf of the board

Mandla SV Gantsho
Chairman

David E Constable
President and Chief Executive Officer

Paul Victor
Acting Chief Financial Officer

Sasol Limited
5 September 2014

The preliminary financial statements are presented on a summarised consolidated basis.

Statement of financial position
at 30 June

	2014 Rm	2013(1) Rm	2012(1,2) Rm
ASSETS			
Property, plant and equipment	111 449	100 989	85 214
Assets under construction	51 320	39 865	33 112
Goodwill	644	574	539
Other intangible assets	1 882	1 418	943
Investments in equity accounted joint ventures	8 280	8 636	9 588
Investments in associates	1 877	2 688	2 571
Post-retirement benefit assets	487	407	313
Deferred tax assets	3 143	2 318	1 514
Other long-term assets	3 811	3 208	2 619
Non-current assets	182 893	160 103	136 413
Assets in disposal groups held for sale	1 419	2 274	18
Inventories	26 758	22 619	18 920
Trade and other receivables	30 374	28 340	25 643
Short-term financial assets	420	1 526	426
Cash restricted for use	1 245	6 056	3 625
Cash	37 155	25 247	12 538
Current assets	97 371	86 062	61 170
Total assets	280 264	246 165	197 583
EQUITY AND LIABILITIES			
Shareholders' equity	170 977	149 583	125 196
Non-controlling interests	3 792	3 310	2 746
Total equity	174 769	152 893	127 942
Long-term debt	23 419	21 340	11 589
Long-term financial liabilities	17	20	32
Long-term provisions	15 232	12 228	10 284
Post-retirement benefit obligations	9 294	8 813	6 810
Long-term deferred income	293	305	323
Deferred tax liabilities	18 246	15 572	13 180
Non-current liabilities	66 501	58 278	42 218
Short-term debt	2 637	1 565	1 217
Short-term financial liabilities	446	189	128
Other current liabilities	35 475	32 492	25 912
Bank overdraft	379	748	166
Liabilities in disposal groups held for sale	57	–	–
Current liabilities	38 994	34 994	27 423
Total equity and liabilities	280 264	246 165	197 583

1 Restated to reflect the adoption of the consolidation suite of accounting standards. Refer to the basis of preparation for additional information.
2 Opening statement of financial position as at 1 July 2012.

Income statement
for the year ended 30 June

	2014 Rm	2013(1) Rm	2012(1) Rm
Turnover	202 683	169 891	159 114
Materials, energy and consumables used	(89 224)	(76 617)	(78 711)
Selling and distribution costs	(5 762)	(5 102)	(4 186)
Maintenance expenditure	(8 290)	(7 243)	(7 147)
Employee related expenditure	(28 569)	(22 477)	(18 608)
Exploration expenditure and feasibility costs	(604)	(1 369)	(1 043)
Depreciation and amortisation	(13 516)	(11 121)	(8 842)
Other expenses, net	(7 415)	(4 234)	(7 051)
Translation gains	798	2 892	739
Other operating expenses	(12 522)	(8 889)	(9 191)
Other operating income	4 309	1 763	1 401
Operating profit before remeasurement items	49 303	41 728	33 526
Remeasurement items	(7 629)	(2 949)	(1 777)
Operating profit after remeasurement items	41 674	38 779	31 749
Share of profit of equity accounted joint ventures, net of tax	3 810	1 562	4 545
Share of profit of associates, net of tax	334	504	416
Profit from operations, joint ventures and associates	45 818	40 845	36 710
Net finance costs	(705)	(1 139)	(1 007)
Finance income	1 220	669	811
Finance costs	(1 925)	(1 808)	(1 818)
Profit before tax	45 113	39 706	35 703
Taxation	(14 696)	(12 595)	(11 501)
Profit for the year	30 417	27 111	24 202
Attributable to			
Owners of Sasol Limited	29 580	26 274	23 580
Non-controlling interests in subsidiaries	837	837	622
	30 417	27 111	24 202

Earnings per share	Rand	Rand	Rand
Basic earnings per share	48,57	43,38	39,09
Diluted earnings per share	48,27	43,30	38,90

1 Restated to reflect the adoption of the consolidation suite of accounting standards. Refer to the basis of preparation for additional information.

Statement of comprehensive income
for the year ended 30 June

	2014 Rm	2013(1) Rm	2012(1) Rm
Profit for year	30 417	27 111	24 202
Other comprehensive income, net of tax			
Items that can be subsequently reclassified to the income statement	4 460	8 153	4 101
Effect of translation of foreign operations	4 477	8 114	4 063
Effect of cash flow hedges	(66)	78	41
Investments available-for-sale	34	(17)	(3)
Tax on items that can be subsequently reclassified to the income statement	15	(22)	–
Items that cannot be subsequently reclassified to the income statement	(22)	(338)	(821)
Remeasurements on post-retirement benefit obligations	(80)	(497)	(1 195)
Tax on items that cannot be subsequently reclassified to the income statement	58	159	374
Total comprehensive income for the year	34 855	34 926	27 482
Attributable to			
Owners of Sasol Limited	34 002	34 073	26 850
Non-controlling interests in subsidiaries	853	853	632
	34 855	34 926	27 482

1 Restated to reflect the adoption of the consolidation suite of accounting standards. Refer to the basis of preparation for additional information.

Statement of changes in equity
for the year ended 30 June

	2014 Rm	2013(1) Rm	2012(1) Rm
Opening balance	152 893	127 942	109 482
Shares issued during year	373	727	325
Share-based payment expense	267	374	485
Transactions with non-controlling shareholders in subsidiaries	1	8	98
Total comprehensive income for the period	34 855	34 926	27 482
Dividends paid to shareholders	(13 248)	(10 787)	(9 600)
Dividends paid to non-controlling shareholders in subsidiaries	(372)	(297)	(330)
Closing balance	174 769	152 893	127 942
Comprising			
Share capital	29 084	28 711	27 984
Share repurchase programme	(2 641)	(2 641)	(2 641)
Sasol Inzalo share transaction	(22 054)	(22 054)	(22 054)
Retained earnings	144 126	127 996	112 509
Share-based payment reserve	9 150	8 883	8 509
Foreign currency translation reserve	14 704	10 235	2 137
Remeasurements on post-retirement benefit obligations	(1 413)	(1 585)	(1 250)
Investment fair value reserve	28	(3)	15
Cash flow hedge accounting reserve	(7)	41	(13)
Shareholders' equity	170 977	149 583	125 196
Non-controlling interests in subsidiaries	3 792	3 310	2 746
Total equity	174 769	152 893	127 942

1 Restated to reflect the adoption of the consolidation suite of accounting standards. Refer to the basis of preparation for additional information.

Statement of cash flows
for the year ended 30 June

	2014 Rm	2013(1) Rm	2012(1) Rm
Cash receipts from customers	203 549	169 059	157 912
Cash paid to suppliers and employees	(138 100)	(117 153)	(117 051)
Cash generated by operating activities	65 449	51 906	40 861
Cash flow from operations	67 592	55 184	44 703
Increase in working capital	(2 143)	(3 278)	(3 842)
Finance income received	5 920	6 063	6 574
Finance costs paid	(499)	(523)	(482)
Tax paid	(13 647)	(10 367)	(10 612)
Dividends paid to shareholders	(13 248)	(10 787)	(9 600)
Cash retained from operating activities	43 975	36 292	26 741
Additions to non-current assets	(38 779)	(30 414)	(28 539)
Acquisition of interests in joint ventures	-	(730)	(24)
Cash acquired on acquisition of joint ventures	-	9	-
Additional investment in joint ventures	(632)	(415)	(400)
Acquisition of interests in associates	(519)	–	–
Cash acquired on acquisition of associates	527	–	–
Additional investments in associates	–	(200)	(81)
Reimbursement of capital in associate	616	661	-
Disposal of businesses	1 353	167	713
Other net cash flows from investing activities	(379)	89	1 808
Cash used in investing activities	(37 813)	(30 833)	(26 523)
Share capital issued on implementation of share options	373	727	325
Contributions from non-controlling shareholders in subsidiaries	3	37	11
Dividends paid to non-controlling shareholders in subsidiaries	(372)	(297)	(330)
Proceeds from long-term debt	3 263	9 597	303
Repayments of long-term debt	(2 207)	(1 763)	(1 491)
Proceeds from short-term debt	2 346	2 049	41
Repayments of short-term debt	(2 497)	(1 834)	(80)
Cash generated by/(used in) financing activities	909	8 516	(1 221)
Translation effects on cash and cash equivalents of foreign operations	455	583	576
Increase/(decrease) in cash and cash equivalents	7 526	14 558	(427)
Cash and cash equivalents at beginning of year	30 555	15 997	16 424
Net reclassification to held for sale	(60)	-	-
Cash and cash equivalents at end of year	38 021	30 555	15 997

1 Restated to reflect the adoption of the consolidation suite of accounting standards. Refer to the basis of preparation for additional information.

Salient features
for the year ended 30 June

		2014	2013(1)	2012(1)
Selected ratios				
Return on equity	%	18,5	19,1	20,3
Return on total assets	%	17,9	18,7	19,5
Operating profit margin	%	20,6	22,8	20,0
Finance costs cover	times	94,3	79,4	77,8
Dividend cover	times	2,3	2,3	2,2
Share statistics				
Total shares in issue	million	678,9	677,2	673,2
Sasol ordinary shares in issue	million	650,6	648,8	644,8
Treasury shares (share repurchase programme)	million	8,8	8,8	8,8
Weighted average number of shares	million	609,0	605,7	603,2
Diluted weighted average number of shares	million	620,8	606,8	606,1
Share price (closing)	Rand	632,36	431,54	342,40
Market capitalisation – Sasol ordinary shares	Rm	411 413	279 983	220 788
Market capitalisation – Sasol BEE ordinary shares	Rm	1 330	871	686
Net asset value per share	Rand	281,68	247,12	208,21
Dividend per share	Rand	21,50	19,00	17,50
interim	Rand	8,0	5,70	5,70
final	Rand	13,50	13,30	11,80
Other financial information				
Total debt (including bank overdraft)	Rm	26 435	23 653	12 972
interest bearing	Rm	25 744	22 882	12 483
non-interest bearing	Rm	691	771	489
Finance expense capitalised	Rm	530	300	15
Capital commitments (subsidiaries and joint operations)	Rm	59 058	66 061	44 741
authorised and contracted	Rm	66 491	62 330	49 098
authorised, not yet contracted	Rm	44 951	44 244	28 052
less expenditure to date	Rm	(52 384)	(40 513)	(32 409)
Capital commitments (equity accounted joint ventures)	Rm	764	617	779
authorised and contracted	Rm	1 152	880	815
authorised, not yet contracted	Rm	438	438	330
less expenditure to date	Rm	(826)	(701)	(366)
Guarantees, indemnities and contingent liabilities				
total amount	Rm	42 552	42 721	29 405
liability included in the statement of financial position	Rm	23 733	21 321	11 194

1 Restated to reflect the adoption of the consolidation suite of accounting standards. Refer to the basis of preparation for additional information.

		2014	2013(1)	2012(1)
Other financial information				
Significant items in operating profit				
– Restructuring costs related to our business performance enhancement programme(2)	Rm	1 131	98	–
Retrenchment packages provided for	Rm	269	–	–
Retrenchment packages settled during the year	Rm	60	–	–
Accelerated share-based payments	Rm	417	–	–
Consultancy costs	Rm	320	98	–
System implementation costs	Rm	65	–	–
– Share-based payment expenses	Rm	5 652	2 038	691
Sasol share incentive schemes	Rm	5 385	1 666	221
Sasol Inzalo share transaction	Rm	267	372	470
Directors' remuneration, excluding long-term incentives	Rm	94	98	70
Share options granted to directors – cumulative	000	–	47	628
Share appreciation rights with no performance targets granted to directors – cumulative	000	14	63	86
Share appreciation rights with performance targets granted to directors – cumulative	000	535	780	700
Medium-term incentive rights granted to directors – cumulative	000	157	198	156
Sasol Inzalo share rights granted to directors – cumulative	000	25	50	50
Effective tax rate	%	32,6	31,7	32,2
Number of employees(3)	number	33 400	33 746	33 415
Average crude oil price – dated Brent	US$/barrel	109,40	108,66	112,42
Average rand/US$ exchange rate	1US$ = Rand	10,39	8,85	7,78
Closing rand/US$ exchange rate	1US$ = Rand	10,64	9,88	8,17

1 Restated to reflect the adoption of the consolidation suite of accounting standards. Refer to the basis of preparation for additional information.
2 In addition to these costs, an additional R148 million of internal resources was allocated to the project, bringing the total spend for the year to R1 279 million.
3 The total number of employees includes permanent and non-permanent employees and the group's share of employees within joint operations, but excludes contractors, equity accounted joint ventures' and associates' employees.

Reconciliation of headline earnings	2014 Rm	2013(1) Rm	2012(1) Rm
Earnings attributable to owners of Sasol Limited	29 580	26 274	23 580
Effect of remeasurement items for subsidiaries and joint operations	7 629	2 949	1 777
Impairment of property, plant and equipment(4)	3 289	206	572
Impairment of assets under construction(4)	2 625	2 096	879
Impairment of investment in equity accounted joint venture	275	–	–
Impairment of other intangible assets	79	166	127
Other impairments	3	23	3
Reversal of impairment	(1)	(33)	–
Loss/(profit) on disposal of non-current assets	14	1	(138)
Loss/(profit) on disposal of investment in businesses	778	(85)	(361)
Fair value gain on acquisition of businesses	(110)	(233)	–
Scrapping of non-current assets	634	339	425
Write off of unsuccessful exploration wells	43	469	270
Tax effects and non-controlling interests	(582)	(752)	61
Effect of remeasurement items for equity accounted joint ventures and associates			
Gross remeasurement items	13	3 538	83
Tax effects	–	(140)	–
Headline earnings	36 640	31 869	25 501

Headline earnings adjustments per above			
Mining	7	7	61
Gas	(450)	–	11
Synfuels	331	77	238
Oil	28	76	14
Synfuels International	288	(7)	34
Petroleum International	5 472	428	1 609
Polymers	171	3 572	62
Solvents	1 509	341	83
Olefins & Surfactants	146	64	(179)
Other chemical businesses	82	1 817	(94)
Other businesses	58	112	21
Remeasurement items	7 642	6 487	1 860
Headline earnings per share	Rand	60,16	52,62	42,28
Diluted headline earnings per share	Rand	59,64	52,53	42,07

1 Restated to reflect the adoption of the consolidation suite of accounting standards. Refer to the basis of preparation for additional information.
4 The impairment relates mainly to the write-down of our shale gas assets in Canada of R5,3 billion due to the decline in gas prices in North America and a decline in value of recent market transactions for similar assets in the Montney region.

The reader is referred to the definitions contained in the 2013 Sasol Limited financial statements.

Basis of preparation and accounting policies

The preliminary summarised consolidated financial statements for the year ended 30 June 2014 have been prepared in accordance with International Financial Reporting Standards (IFRS), IAS 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act, 2008, as amended and the JSE Listings Requirements.

The preliminary summarised consolidated financial statements do not include all the disclosure required for complete annual financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board.

These preliminary summarised consolidated financial statements have been prepared in accordance with the historic cost convention except that certain items, including derivative instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and available-for-sale financial assets, are stated at fair value.

The preliminary summarised consolidated financial statements are presented in South African rand, which is Sasol Limited's functional and presentation currency.

The preliminary summarised consolidated financial statements appearing in this announcement are the responsibility of the directors. The directors take full responsibility for the preparation of the preliminary summarised consolidated financial statements. Paul Victor CA(SA), Acting Chief Financial Officer, is responsible for this set of preliminary summarised consolidated financial statements and has supervised the preparation thereof in conjunction with the Acting Senior Vice President: Controlling, Nina Stofberg CA(SA).

Accounting policies

The accounting policies applied in the preparation of these preliminary summarised consolidated financial statements are in terms of IFRS and are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2013, except as follows:

The consolidation suite of standards, namely IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11) and IFRS 12, Disclosure of Interests in Other Entities (IFRS 12) became effective for annual periods beginning on or after 1 January 2013. Accordingly, Sasol adopted these new accounting standards on 1 July 2013 which resulted in a restatement of the group's previously reported results for the years ended 30 June 2013 and 30 June 2012.

IFRS 10, Consolidated Financial Statements

IFRS 10 replaces IAS 27, Consolidated and Separate Financial Statements, that addresses the accounting for consolidated financial statements and SIC-12, Consolidation - Special Purpose Entities. IFRS 10 provides a single basis for consolidation with new criteria to determine whether entities, in which the group has an interest, should be consolidated. The adoption of IFRS 10 has resulted in an existing subsidiary, National Petroleum Refiners of South Africa (Pty) Ltd (Natref), in which the group has a 64% interest, being accounted for as a joint operation using the line-by-line consolidation method. The change from full consolidation to reflecting Sasol's 64% interest is not considered material. No material subsidiaries within the group were affected. The group has applied IFRS 10 retrospectively in accordance with the transition provisions and the results for the years ended 30 June 2013 and 30 June 2012 have been restated accordingly.

IFRS 11, Joint Arrangements

IFRS 11 replaces IAS 31, Interests in Joint Ventures, and SIC-13, Jointly-controlled Entities - Non-monetary Contributions by Venturers and changes the classification for joint arrangements.

Under IFRS 11, a joint arrangement is classified as either a joint operation or a joint venture based on the rights and obligations of the parties to the arrangement, the legal form of the joint arrangement and when relevant, other facts and circumstances. IFRS 11 removes the option to proportionately consolidate joint ventures and instead, all interests in joint arrangements that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method.

The adoption of IFRS 11 has resulted in the following significant changes:

	Sasol's interest	Previous accounting treatment	Revised accounting treatment
ORYX GTL	49	Proportionately consolidated	Equity accounted
Sasol-Huntsman GmbH & co KG	50	Proportionately consolidated	Equity accounted
Petronas Chemicals LDPE Sdn Bhd	40	Proportionately consolidated	Equity accounted
Uzbekistan GTL LLC	44,5	Proportionately consolidated	Equity accounted
Arya Sasol Polymer Company(1)	50	Proportionately consolidated	Equity accounted
Merisol LP(2)	50	Proportionately consolidated	Equity accounted

1   The group disposed of its investment in Arya Sasol Polymer Company in August 2013. The comparative periods for the years ended 30 June 2013 and 30 June 2012 have been restated in accordance with IFRS 11 to include this investment as an equity accounted joint venture.
2 In December 2012, Sasol acquired the remaining 50% shareholding in Merisol. Accordingly, this investment was accounted for as a 100% subsidiary from 31 December 2012.

The group has applied IFRS 11 retrospectively in accordance with the transitional provisions and the 2013 and 2012 results have been restated accordingly. There is no significant impact on the net assets or underlying earnings of the group as a result of the adoption of IFRS 11.

All other joint arrangements (including Sasol Canada and Natref) will continue to be accounted for using the line-by-line consolidation method.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity's interest in subsidiaries, joint arrangements, associates and structured entities. None of these disclosures are applicable for the condensed consolidated financial statements, unless required as a result of significant events and transactions in the period. Accordingly these disclosures have been provided in the group's annual financial statements for the year ending 30 June 2014.

Impact of adopting new accounting standards

The adoption of IFRS 10 and 11 did not have a significant impact on the statement of changes in equity, the statement of comprehensive income, earnings per share and diluted earnings per share for the years ended 30 June 2013 and 30 June 2012. The reportable segments have been restated to reflect the adoption of the new accounting standards.

The impact of adopting IFRS 10 and IFRS 11 on the comparative financial statements is set out in the tables below:

Adjustments to the consolidated statements of financial position
Summarised consolidated statement of financial position at 30 June 2013

	As previously reported Rm	Effect of adopting IFRS 10 and IFRS 11 Rm	Restated Rm
ASSETS			
Property, plant and equipment	108 070	(7 081)	100 989
Assets under construction	41 244	(1 379)	39 865
Investments in equity accounted joint ventures	–	8 636	8 636
Investments in associates	2 676	12	2 688
Other non-current assets(1)	7 903	22	7 925
Non-current assets	159 893	210	160 103
Inventories	24 056	(1 437)	22 619
Trade and other receivables(2)	29 003	(663)	28 340
Cash and restricted cash	32 713	(1 410)	31 303
Other current assets(3)	3 830	(30)	3 800
Current assets	89 602	(3 540)	86 062
Total assets	249 495	(3 330)	246 165
EQUITY AND LIABILITIES			
Shareholders' equity	149 625	(42)	149 583
Non-controlling interests	3 650	(340)	3 310
Total equity	153 275	(382)	152 893
Long-term debt	22 357	(1 017)	21 340
Long-term provisions	12 397	(169)	12 228
Other non-current liabilities(4)	25 341	(631)	24 710
Non-current liabilities	60 095	(1 817)	58 278
Trade payables and accrued expenses	21 199	(237)	20 962
Short-term debt	1 701	(136)	1 565
Other current liabilities(5)	13 225	(758)	12 467
Current liabilities	36 125	(1 131)	34 994
Total equity and liabilities	249 495	(3 330)	246 165

1 Other non-current assets comprise of goodwill, other intangible assets, investment in securities, post-retirement benefit assets, long-term receivables and prepaid expenses, long-term financial assets and deferred tax.
2 Trade and other receivables comprise tax receivable, trade receivables and other receivables and prepaid expenses.
3 Other current assets comprise of assets in a disposal group held for sale and short-term financial assets.
4 Other non-current liabilities comprise long-term financial liabilities, post-retirement benefit obligations, long-term deferred income and deferred tax liabilities.
5 Other current liabilities comprise short-term financial liabilities, short-term provisions, short-term deferred income, tax payable, other payables and bank overdraft.

Summarised consolidated statement of financial position at 30 June 2012

	As previously reported Rm	Effect of adopting IFRS 10 and IFRS 11 Rm	Restated Rm
ASSETS			
Property, plant and equipment	95 872	(10 658)	85 214
Assets under construction	33 585	(473)	33 112
Investments in equity accounted joint ventures	–	9 588	9 588
Investments in associates	2 560	11	2 571
Other non-current assets(1)	6 265	(337)	5 928
Non-current assets	138 282	(1 869)	136 413
Inventories	20 668	(1 748)	18 920
Trade and other receivables(2)	26 299	(656)	25 643
Cash and restricted cash	18 060	(1 897)	16 163
Other current assets(3)	444	–	444
Current assets	65 471	(4 301)	61 170
Total assets	203 753	(6 170)	197 583
EQUITY AND LIABILITIES			
Shareholders' equity	125 234	(38)	125 196
Non-controlling interests	3 080	(334)	2 746
Total equity	128 314	(372)	127 942
Long-term debt	12 828	(1 239)	11 589
Long-term provisions	10 518	(234)	10 284
Other non-current liabilities(4)	21 204	(859)	20 345
Non-current liabilities	44 550	(2 332)	42 218
Trade payables and accrued expenses	17 559	(336)	17 223
Short-term debt	3 072	(1 855)	1 217
Other current liabilities(5)	10 258	(1 275)	8 983
Current liabilities	30 889	(3 466)	27 423
Total equity and liabilities	203 753	(6 170)	197 583

1   Other non-current assets comprise of goodwill, other intangible assets, investment in securities, post-retirement benefit assets, long-term receivables and prepaid expenses, long-term financial assets and deferred tax.
2   Trade and other receivables comprise tax receivable, trade receivables and other receivables and prepaid expenses.
3   Other current assets comprise of assets in a disposal group held for sale and short-term financial assets.
4   Other non-current liabilities comprise long-term financial liabilities, post-retirement benefit obligations, long-term deferred income and deferred tax liabilities.
5   Other current liabilities comprise short-term financial liabilities, short-term provisions, short-term deferred income, tax payable, other payables and bank overdraft.

Adjustments to the consolidated income statements
Summarised consolidated income statement for the year ended 30 June 2013

	As previously reported Rm	Effect of adopting IFRS 10 and IFRS 11 Rm	Restated Rm
Turnover	181 269	(11 378)	169 891
Materials, energy and consumables used	(77 538)	921	(76 617)
Selling and distribution costs	(5 371)	269	(5 102)
Maintenance expenditure	(7 544)	301	(7 243)
Employee related expenditure	(23 476)	999	(22 477)
Exploration expenditure and feasibility costs	(1 354)	(15)	(1 369)
Depreciation and amortisation	(12 030)	909	(11 121)
Other expenses, net	(6 841)	2 607	(4 234)
Translation gains	899	1 993	2 892
Other operating expenses	(9 692)	803	(8 889)
Other operating income	1 952	(189)	1 763
Operating profit before remeasurement items	47 115	(5 387)	41 728
Remeasurement items	(6 487)	3 538	(2 949)
Operating profit after remeasurement items	40 628	(1 849)	38 779
Share of profits of equity accounted joint ventures, net of tax	–	1 562	1 562
Share of profits of associates, net of tax	445	59	504
Profit from operations, associates and joint ventures	41 073	(228)	40 845
Net finance costs	(1 294)	155	(1 139)
Profit before tax	39 779	(73)	39 706
Taxation	(12 597)	2	(12 595)
Profit for year	27 182	(71)	27 111
Attributable to			
Owners of Sasol Limited	26 278	(4)	26 274
Non-controlling interests in subsidiaries	904	(67)	837
	27 182	(71)	27 111

Summarised consolidated income statement for the year ended 30 June 2012

	As previously reported Rm	Effect of adopting IFRS 10 and IFRS 11 Rm	Restated Rm
Turnover	169 446	(10 332)	159 114
Materials, energy and consumables used	(80 410)	1 699	(78 711)
Selling and distribution costs	(4 621)	435	(4 186)
Maintenance expenditure	(7 421)	274	(7 147)
Employee related expenditure	(19 465)	857	(18 608)
Exploration expenditure and feasibility costs	(1 045)	2	(1 043)
Depreciation and amortisation	(9 651)	809	(8 842)
Other expenses, net	(8 215)	1 164	(7 051)
Translation gains	243	496	739
Other operating expenses	(9 874)	683	(9 191)
Other operating income	1 416	(15)	1 401
Operating profit before remeasurement items	38 618	(5 092)	33 526
Remeasurement items	(1 860)	83	(1 777)
Operating profit after remeasurement items	36 758	(5 009)	31 749
Share of profits of equity accounted joint ventures, net of tax	–	4 545	4 545
Share of profits of associates, net of tax	479	(63)	416
Profit from operations, associates and joint ventures	37 237	(527)	36 710
Net finance costs	(1 234)	227	(1 007)
Profit before tax	36 003	(300)	35 703
Taxation	(11 746)	245	(11 501)
Profit for year	24 257	(55)	24 202
Attributable to			
Owners of Sasol Limited	23 583	(3)	23 580
Non-controlling interests in subsidiaries	674	(52)	622
	24 257	(55)	24 202

Adjustments to the consolidated cash flow statement
Summarised consolidated statement of cash flows for the year ended 30 June 2013

	As previously reported Rm	Effect of adopting IFRS 10 and IFRS 11 Rm	Restated Rm
Cash generated by operating activities	59 267	(7 361)	51 906
Net finance income	415	5 125	5 540
Tax paid	(10 448)	81	(10 367)
Dividends paid	(10 787)	–	(10 787)
Cash retained from operating activities	38 447	(2 155)	36 292
Additions to non-current assets	(32 288)	1 874	(30 414)
Acquisition of new or additional interests in joint ventures	(730)	(415)	(1 145)
Acquisition of new or additional investments in associates	(200)	–	(200)
Other net cash flows from investing activities	1 169	(243)	926
Cash used in investing activities	(32 049)	1 216	(30 833)
Share capital issued on implementation of share options	727	–	727
Contributions from non-controlling shareholders in subsidiaries	37	–	37
Dividends paid to non-controlling shareholders in subsidiaries	(358)	61	(297)
Net movement in long-term debt	8 128	(294)	7 834
Net movement in short-term debt	215	–	215
Cash generated by financing activities	8 749	(233)	8 516
Translation effects on cash and cash equivalents of foreign operations	1 267	(684)	583
Increase in cash and cash equivalents	16 414	(1 856)	14 558
Cash and cash equivalents at beginning of year	17 838	(1 841)	15 997
Net reclassification to held for sale	(2 286)	2 286	–
Cash and cash equivalents at end of year	31 966	(1 411)	30 555

Summarised consolidated statement of cash flows for the year ended 30 June 2012

	As previously reported Rm	Effect of adopting IFRS 10 and IFRS 11 Rm	Restated Rm
Cash generated by operating activities	47 901	(7 040)	40 861
Net finance income	483	5 609	6 092
Tax paid	(10 760)	148	(10 612)
Dividends paid	(9 600)	–	(9 600)
Cash retained from operating activities	28 024	(1 283)	26 741
Additions to non-current assets	(29 160)	621	(28 539)
Acquisition of new or additional interests in joint ventures	(24)	(400)	(424)
Acquisition of new or additional investments in associates	(81)	–	(81)
Other net cash flows from investing activities	1 649	872	2 521
Cash used in investing activities	(27 616)	1 093	(26 523)
Share capital issued on implementation of share options	325	–	325
Contributions from non-controlling shareholders in subsidiaries	11	–	11
Dividends paid to non-controlling shareholders in subsidiaries	(394)	64	(330)
Net movement in long-term debt	(859)	(329)	(1 188)
Net movement in short-term debt	(112)	73	(39)
Cash used in financing activities	(1 029)	(192)	(1 221)
Translation effects on cash and cash equivalents of foreign operations	649	(73)	576
Increase/(decrease) in cash and cash equivalents	28	(455)	(427)
Cash and cash equivalents at beginning of year	17 810	(1 386)	16 424
Cash and cash equivalents at end of year	17 838	(1 841)	15 997

Related party transactions

The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm's length basis at market rates with related parties.

Significant changes in contingent liabilities since 30 June 2013

As a result of the fine imposed on Sasol Wax GmbH on 1 October 2008 Sasol lodged an appeal with the European Union's General Court against the decision of the European Commission. On 11 July 2014, the European Union's General Court reduced the fine by an amount of EUR168,2 million to EUR150 million. The European Commission has the right to appeal the decision. The effect of the reduced fine has been accounted for in the income statement for the period ending 30 June 2014.

As previously disclosed the Commission has been investigating the South African Polymers industry. On 5 June 2014, the Tribunal imposed an administrative penalty of R534 million. On 27 June 2014, we filed an appeal against the decision of the Competition Tribunal with the South African Competition Appeal Court. Sasol Polymers has recognised a provision for the fine of R534 million at 30 June 2014. The outcome of the appeal process cannot be predicted.

Independent audit by the auditors

These preliminary summarised consolidated financial statements, including the segment report for the year ended 30 June 2014, have been audited by PricewaterhouseCoopers Inc., who expressed an unmodified opinion thereon. The individual auditor assigned to perform the audit is Mr PC Hough. The auditor also expressed an unmodified opinion on the annual financial statements from which these preliminary summarised consolidated financial statements were derived. A copy of the auditor's report on the preliminary summarised consolidated financial statements and of the auditor's report on the annual consolidated financial statements are available for inspection at the company's registered office, together with the financial statements identified in the respective auditor's reports. The auditor's report does not necessarily report on all of the information contained in this announcement of financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should obtain a copy of the auditor's report together with the accompanying preliminary summarised consolidated financial statements from the company's registered office.

Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196
PO Box 5486, Johannesburg 2000, South Africa

Share registrars: Computershare Investor Services Proprietary Limited, 70 Marshall Street, Johannesburg 2001
PO Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370-7700 Fax: +27 11 370-5271/2

JSE sponsor: Deutsche Securities (SA) Proprietary Limited

Directors (non-executive): Dr MSV Gantsho* (Chairman), Mr C Beggs*, Mr HG Dijkgraaf (Dutch)*, Ms IN Mkhize*, Mr ZM Mkhize*, Mr MJN Njeke*, Mr B Nqwababa*, Mr PJ Robertson (British and American)*, Prof JE Schrempp (German)^, Mr S Westwell (British)*
(executive): Mr DE Constable (President and Chief Executive Officer) (Canadian), Mr P Victor (Acting Chief Financial Officer), Ms VN Fakude
*Independent ^Lead independent director

Company secretary: Mr VD Kahla

Company registration number: 1979/003231/06, incorporated in the Republic of South Africa

Income tax reference number: 9520/018/60/8

JSE
Sasol Ordinary shares:
Share code: SOL
ISIN: ZAE000006896

NYSE
Sasol Ordinary shares:
Share code: SSL
ISIN: US8038663006

Sasol BEE Ordinary shares
Share code: SOLBE1
ISIN: ZAE000151817

American depositary receipts (ADR) program:
Cusip number 803866300
ADR to ordinary share 1:1

Depositary: The Bank of New York Mellon, 22nd floor, 101 Barclay Street, New York, NY 10286, USA

Disclaimer - Forward-looking statements: Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the†exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form†20-F filed on 9 October 2013 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word "calendar".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2014   By: /s/ V D Kahla
                                           Name: Vuyo Dominic Kahla
                                           Title: Company Secretary